Exhibit 99.1

LAIX Inc. Announces Fourth Quarter and Full Year 2018 Unaudited Financial Results

Fourth quarter 2018 net revenues increased by 195.1% year-over-year

Fourth quarter 2018 gross billings1 increased by 171.7% year-over-year

Full year 2018 net revenues increased by 284.9% year-over-year

Full year 2018 gross billings increased by 215.2% year-over-year

SHANGHAI, February 27, 2019 – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial and Operating Highlights

•	Net revenues were RMB224.5 million (US$32.6 million), a 195.1% increase from RMB76.1 million for the fourth quarter of 2017.

•	Gross billings were RMB359.0 million (US$52.2 million), a 171.7% increase from RMB132.2 million for the fourth quarter of 2017.

•	Gross margin was 68.1% compared with 71.6% for the fourth quarter of 2017.

•	Approximately 1.0 million paying users purchased the Company’s courses and services for the fourth quarter of 2018 compared with approximately 400,000 paying users for the fourth quarter of 2017.

•	Total cumulative registered users were 110.3 million as of December 31, 2018 compared with 61.3 million total cumulative registered users as of December 31, 2017.

Full Year 2018 Financial and Operating Highlights

•	Net revenues were RMB637.2 million (US$92.7 million), a 284.9% increase from RMB165.6 million for the full year of 2017.

[1]

“Gross billings” for a certain period refer to the total amount of cash received from the sale of course packages in that period net of the total amount of cash refunds paid to users in the same period.

•	Gross billings were RMB986.6 million (US$143.5 million), a 215.2% increase from RMB313.0 million for the full year of 2017.

•	Gross margin was 72.6% compared with 65.2% for the full year of 2017.

•	Approximately 2.5 million paying users purchased the Company’s courses and services for the full year of 2018 compared with approximately 815,700 paying users for the full year of 2017.

CEO and CFO Comments

“2018 was a milestone year for us, as we successfully completed our IPO on the renowned New York Stock Exchange on September 27, 2018. We believe the cash proceeds and additive brand recognition generated from the IPO will deliver meaningful value for our business in the years to come,” commented Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX, “We are pleased to report fourth quarter revenue of RMB224.5 million, a 195.1% year-over-year increase. Such outstanding performance was driven by the continued robust growth of our overall business and user expansion.”

“As a pioneer in the AI-powered English learning market, we are benefitting from the growing trend of education upgrades in China. We are pleased to see that our advanced platform with interactive, customized courses and services have appealed to a broader user population. The total number of registered users and paying users for 2018 grew by approximately 80.5% and 201.1%, respectively. As we start another year with excitement and optimism, we believe our dedication to (i) advancing our proprietary AI technologies, (ii) providing innovative and differentiated products and (iii) creating a superior personalized learning experience that results in higher user engagement, learning efficacy and efficiency is what sets us apart and allows us to succeed in the long term. While we have a long way to go, as we are in the early stages of the AI-powered Education 3.0, we remain committed to our mission of empowering everyone to realize their full potential.” Dr. Wang concluded.

“We made significant strides in 2018 to position our Company for long-term sustainable growth. Our strong financial performance, in particular our robust top-line growth, was a clear indication of our compelling, scalable model and our strong competitive position,” said Ms. Bin Yu, Chief Financial Officer of LAIX, “As we are building our brand awareness and driving growth of our user base, our sales and marketing expenses increased in terms of absolute dollars in 2018. This is within our expectation, and at the same time, we are striving to optimize the return on our marketing investments. Due to our scalable business model and high revenue growth, sales and marketing expenses as a percentage of net revenues declined to 110.7% in 2018 from 171.0% in 2017. Looking ahead, we see a long runway of rich opportunities before us.”

Fourth Quarter 2018 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2018 were RMB224.5 million (US$32.6 million), a 195.1% increase from RMB76.1 million for the same quarter last year. The significant increase was primarily attributable to the growth of the Company’s business and the platform-wide expansion of the Company’s paying user base as well as to the increased adoption of the Company’s proprietary AI teacher among users in China as an effective learning approach and a better alternative to the traditional ways of English learning.

Cost of Revenues

Cost of revenues for the fourth quarter of 2018 was RMB71.7 million (US$10.4 million), a 231.2% increase from RMB21.6 million for the same quarter last year. This change was primarily due to increases in (i) salaries and benefits for certain full-time employees, (ii) IT service cost and (iii) service fees paid to contract human teachers for the Company’s premium services, with all such costs resulting from the Company’s general business growth and user base expansion.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2018 was RMB152.8 million (US$22.2 million), a 180.8% increase from RMB54.4 million for the same quarter last year.

Gross margin for the fourth quarter of 2018 was 68.1% compared with 71.6% for the same quarter last year.

Operating Expenses

Total operating expenses for the fourth quarter of 2018 were RMB312.5 million (US$45.5 million), an 88.8% increase from RMB165.6 million for the same quarter last year, with higher expenses primarily resulting from business growth activities, the development and introduction of new products and the costs associated with the expansion of the Company’s user base.

Sales and marketing expenses for the fourth quarter of 2018 were RMB241.7 million (US$35.2 million), a 77.5% increase from RMB136.2 million for the same quarter last year. The increase was primarily due to higher (i) branding and marketing expenses and (ii) salaries and benefits for sales and marketing personnel, including the Company’s online study advisors. Importantly, sales and marketing expenses as a percentage of net revenues declined notably to 107.7% for the fourth quarter of 2018 compared with 179.1% for the same quarter last year.

Research and development expenses for the fourth quarter of 2018 were RMB53.7 million (US$7.8 million), a 148.4% increase from RMB21.6 million for the same quarter last year, primarily due to an increase in salaries and benefits for research and development personnel. Research and development expenses as a percentage of net revenues declined to 23.9% for the fourth quarter of 2018 compared with 28.4% for the same quarter last year.

General and administrative expenses for the fourth quarter of 2018 were RMB17.1 million (US$2.5 million), a 120.0% increase from RMB7.8 million for the same quarter last year, primarily attributable to increases in the Company’s human resources expenses and office expenses. General and administrative expenses were 7.6% of net revenues for the fourth quarter of 2018 compared with 10.2% for the same quarter last year.

Loss from Operations

Loss from operations for the fourth quarter of 2018 was RMB159.7 million (US$23.2 million) compared with RMB111.1 million for the same quarter last year due to the aforementioned reasons including increased expenses associated with general business growth, user base expansion and general and administrative purposes.

Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of 2018 was a loss of RMB149.1 million (US$21.7 million) compared with an adjusted EBITDA loss of RMB105.6 million for the same quarter last year.

Foreign exchange related gains, net

Foreign exchange gain was RMB0.1 million (US$0.02 million) in the fourth quarter of 2018 compared with a foreign exchange gain of RMB1.8 million for the same quarter last year.

Net Loss

Net loss for the fourth quarter of 2018 was RMB163.4 million (US$23.8 million) compared with RMB110.9 million for the same quarter last year.

Adjusted net loss for the fourth quarter of 2018 was RMB157.0 million (US$22.8 million) compared with RMB108.6 million for the same quarter last year.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the fourth quarter of 2018 was RMB3.41 (US$0.50) compared with RMB6.05 for the same quarter last year.

Full Year 2018 Financial Results

Net Revenues

Net revenues for the full year of 2018 were RMB637.2 million (US$92.7 million), a 284.9% increase from RMB165.6 million for the full year of 2017. The increase was primarily attributable to a growth in subscriptions for the Company’s AI English teacher products including the DongNi English standard courses and the introduction of a new News-based English learning product “Liuli Reading” in 2018.

Cost of Revenues

Cost of revenues for the full year of 2018 was RMB174.7 million (US$25.4 million), a 202.9% increase from RMB57.7 million for the full year of 2017. This change was primarily due to increases in (i) salaries and benefits for certain full-time employees, (ii) IT service cost and (iii) service fees paid to contract human teachers for the Company’s premium services, with all such costs resulting from the Company’s general business growth and user base expansion.

Gross Profit and Gross Margin

Gross profit for the full year of 2018 was RMB462.5 million (US$67.3 million), a 328.8% increase from RMB107.9 million for the full year of 2017 as a result of increased economies of scale.

As a result, gross margin also rose year-over-year to 72.6% for the full year of 2018, compared with 65.2% for the full year of 2017.

Operating Expenses

Total operating expenses for the full year of 2018 were RMB926.0 million (US$134.7 million), a 160.1% increase from RMB356.0 million for the full year of 2017, primarily due to the Company’s business growth activities, the development and introduction of new products and the costs associated with the expansion of the Company’s user base.

Sales and marketing expenses for the full year of 2018 were RMB705.4 million (US$102.6 million), a 149.2% increase from RMB283.1 million for the full year of 2017, primarily due to higher (i) branding and marketing expenses and (ii) salaries and benefits for sales and marketing personnel, including the Company’s online study advisors. Sales and marketing expenses were 110.7% of net revenues for the full year of 2018 compared with 171.0% for the full year of 2017.

Research and development expenses for the full year of 2018 were RMB155.2 million (US$22.6 million), a 191.9% increase from RMB53.2 million for the full year of 2017, primarily due to an increase in salaries and benefits for research and development personnel. Research and development expenses as a percentage of net revenues declined to 24.3% for the full year of 2018 compared with 32.1% for the full year of 2017.

General and administrative expenses for the full year of 2018 were RMB65.4 million (US$9.5 million), a 230.3% increase from RMB19.8 million for the full year of 2017, primarily attributable to increases in the Company’s human resources expenses and office expenses. General and administrative expenses were 10.3% of net revenues for the full year of 2018 compared with 12.0% for the full year of 2017.

Loss from Operations

Loss from operations for the full year of 2018 was RMB463.5 million (US$67.4 million) compared with RMB248.2 million for the full year of 2017 due to the aforementioned reasons including increased expenses associated with general business growth, user base expansion and general and administrative purposes.

Adjusted EBITDA

Adjusted EBITDA for the full year of 2018 was a loss of RMB413.0 million (US$60.1 million) compared with an adjusted EBITDA loss of RMB228.3 million for the full year of 2017.

Foreign exchange related (losses)/gains, net

Foreign exchange loss was RMB4.2 million (US$0.6 million) for the full year of 2018 compared with a foreign exchange gain of RMB7.1 million for the full year of 2017, primarily due to the depreciation of Renminbi against the U.S. dollar.

Net Loss

Net loss for the full year of 2018 was RMB488.1 million (US$71.0 million) compared with RMB242.8 million for the full year of 2017.

Adjusted net loss for the full year of 2018 was RMB442.6 million (US$64.4 million) compared with RMB234.2 million for the full year of 2017.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the full year of 2018 was RMB19.17 (US$2.79) compared with RMB13.59 for the full year of 2017.

Balance Sheet

As of December 31, 2018, the Company had total cash and cash equivalents of RMB344.7 million (US$50.1 million) compared with RMB416.5 million as of December 31, 2017.

The Company had deferred revenues (current and non-current) of RMB477.6 million (US$69.5 million) as of December 31, 2018 compared with RMB116.4 million as of December 31, 2017.

Outlook

For the first quarter of 2019, the Company currently expects:

•	Net revenues to be between RMB240.0 million to RMB260.0 million, which would represent an increase of approximately 147.9% to 168.6% from RMB96.8 million for the same quarter last year.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on February 27, 2019 (9:00 PM Beijing/Hong Kong time on February 27, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-877-396-2308
International:	+1-647-689-5527
China:	400-048-6136
China, Domestic:	800-870-3005
Hong Kong:	+852-5803-0358
Conference ID:	2691357

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.laix.com/investors.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Use of Non-GAAP Financial Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in loss from operations and net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the rate in effect as of December 31, 2018 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Chuhan Wang

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.

LAIX INC

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	416,483	344,722	50,138
Short-term investments	35,422	403,107	58,629
Accounts receivable, net	7,236	14,404	2,095
Prepayments and other current assets	21,907	109,550	15,933

Total current assets	481,048	871,783	126,795

Non-current assets:
Property and equipment, net	11,779	42,606	6,197
Investment in equity fund	—	5,753	837
Intangible assets, net	—	1,289	187
Other non-current assets	1,498	12,011	1,747
Deferred tax assets	—	16,940	2,464

Total non-current assets	13,277	78,599	11,432

Total assets	494,325	950,382	138,227

LIABILITIES
Current liabilities:
Accounts payable	65,236	69,558	10,117
Deferred revenue	115,537	477,595	69,463
Salary and welfare payable	46,817	108,317	15,754
Tax payable	15,763	58,881	8,564
Accrued liabilities and other current liabilities	45,147	16,106	2,343

Total current liabilities	288,500	730,457	106,241

Non-current liabilities:
Deferred revenue, non-current	908	32	5
Other non-current liabilities	1,000	1,000	145

Total non-current liabilities	1,908	1,032	150

Total liabilities	290,408	731,489	106,391

Mezzanine equity:
Series Seed convertible redeemable preferred shares	28,338	—	—
Series A convertible redeemable preferred shares	73,250	—	—
Series B convertible redeemable preferred shares	201,027	—	—
Series C convertible redeemable preferred shares	349,289	—	—

Total mezzanine equity	651,904	—	—

Shareholders’ (deficits)/equity
Class A Ordinary shares	1	194	28
Class B Ordinary shares	121	121	18
Subscriptions Receivable from founding shareholders	(122)	(122)	(18)
Additional paid-in capital	—	1,139,250	165,697
Accumulated other comprehensive (loss)/income	(85)	16,318	2,373
Accumulated deficit	(447,902)	(936,868)	(136,262)

Total shareholders’ (deficits)/equity	(447,987)	218,893	31,836

Total liabilities, mezzanine equity and shareholders’ (deficits)/equity	494,325	950,382	138,227

LAIX INC

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2017	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	76,054	180,454	224,461	32,646	165,561	637,224	92,680
Cost of revenues	(21,633)	(48,068)	(71,656)	(10,422)	(57,691)	(174,731)	(25,414)

Gross profit	54,421	132,386	152,805	22,224	107,870	462,493	67,266

Operating expenses:
Sales and marketing expenses	(136,176)	(203,821)	(241,745)	(35,160)	(283,055)	(705,414)	(102,598)
Research and development expenses	(21,628)	(40,494)	(53,719)	(7,813)	(53,162)	(155,154)	(22,566)
General and administrative expenses	(7,763)	(22,049)	(17,082)	(2,485)	(19,807)	(65,423)	(9,515)

Total operating expenses	(165,567)	(266,364)	(312,546)	(45,458)	(356,024)	(925,991)	(134,679)

Loss from Operations	(111,146)	(133,978)	(159,741)	(23,234)	(248,154)	(463,498)	(67,413)

Interest income, net	185	954	371	54	934	2,732	397
Foreign exchange related gains/(losses), net	1,822	(3,471)	143	21	7,145	(4,156)	(604)
Change in fair value of short-term investment	750	—	—	—	750	—	—
Other income/(expenses), net	195	(282)	1,903	277	2,172	1,016	148

Loss before provision for income taxes	(108,194)	(136,777)	(157,324)	(22,882)	(237,153)	(463,906)	(67,472)
Income tax expenses	(2,711)	(5,662)	(6,042)	(879)	(5,606)	(24,160)	(3,514)

Net loss	(110,905)	(142,439)	(163,366)	(23,761)	(242,759)	(488,066)	(70,986)

Series A Preferred share redemption value accretion	(648)	(665)	—	—	(3,105)	(1,978)	(288)
Series B Preferred share redemption value accretion	(3,271)	(3,435)	—	—	(12,565)	(10,140)	(1,475)
Series C Preferred share redemption value accretion	(5,144)	(5,378)	—	—	(11,147)	(15,899)	(2,312)

Net loss attributable to LAIX Inc.’s ordinary shareholders	(119,968)	(151,917)	(163,366)	(23,761)	(269,576)	(516,083)	(75,061)

Net Loss	(110,905)	(142,439)	(163,366)	(23,761)	(242,759)	(488,066)	(70,986)
Other comprehensive (loss)/income:
— Foreign currency translation adjustment, net of nil tax	(7,858)	16,441	(2,634)	(383)	(24,983)	16,403	2,386

Comprehensive loss	(118,763)	(125,998)	(166,000)	(24,144)	(267,742)	(471,663)	(68,600)

Net loss per Class A and Class B ordinary shares
— Basic and Diluted	(6.05)	(7.66)	(3.41)	(0.50)	(13.59)	(19.17)	(2.79)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
— Basic and Diluted	19,834,535	19,834,535	47,952,231	47,952,231	19,834,535	26,921,735	26,921,735

LAIX INC

Reconciliation of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	For the three months ended			For the year ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(110,905)	(163,366)	(23,761)	(242,759)	(488,066)	(70,986)
Add back:
Share-based compensation expenses	2,280	6,374	927	8,517	45,473	6,614
Depreciation of property, plant and equipment	358	1,970	287	1,027	5,854	851
Amortization of prepaid interest expense and service fees to loan companies	177	245	36	269	2,308	336
Income tax expenses	2,711	6,042	879	5,606	24,160	3,514
Substract:
Interest income	185	371	54	934	2,732	397

Adjusted EBITDA	(105,564)	(149,106)	(21,686)	(228,274)	(413,003)	(60,068)

Net loss	(110,905)	(163,366)	(23,761)	(242,759)	(488,066)	(70,986)
Add back:
Share-based compensation expenses	2,280	6,374	927	8,517	45,473	6,614

Adjusted net loss	(108,625)	(156,992)	(22,834)	(234,242)	(442,593)	(64,372)